Exhibit 99.1

Chindata Group Reports Fourth Quarter and Full Year 2021 Unaudited Financial Results

BEIJING, March 10, 2022 (GLOBE NEWSWIRE) -- Chindata Group Holdings Limited (“Chindata Group” or the “Company”) (Nasdaq: CD), a leading carrier-neutral hyperscale data center solution provider in Asia-Pacific emerging markets, today announced its unaudited financial results for the fourth quarter and full year 2021. To supplement the Company’s consolidated financial results presented in accordance with U.S. GAAP, Chindata Group uses adjusted EBITDA, adjusted EBITDA margin, adjusted net income and adjusted net income margin as non-GAAP financial measures, which are described further below.

Recent Financial and Operating Highlights

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New senior management team announced and solid leadership in place. The Company announced new senior management team in late February and early March. New and experienced leadership are in place and in good shape to further lead the Company forward. Mr. Huapeng Wu, President of Chindata China business since 2019, was appointed as Chief Executive Officer (“CEO”) and director of the Company. Ms. Qian Xiao (Sandy), Chief Operating Officer and director of the Company since 2019, was appointed as President of Chindata Group. Mr. Xinyue Fan (Eric), VP of business operation of the Company since December 2021, was appointed as Chief Operating Officer (“COO”). Mr. Binghua Zhang, former technical director, senior director and general manager of system department and IDC engineering department in Baidu, joined the Company in 2022 and was appointed as Chief Technology Officer (“CTO”).

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2021 full year financials exceeded our previous guidance range. Full year revenue and adjusted EBITDA both exceeded our guidance range. Revenue for full year 2021 was RMB2,852.3 million, representing a 55.8% YoY growth. Full year net income was RMB316.4 million with a net margin of 11.1%, compared with net loss of RMB283.3 million in year 2020. Adjusted EBITDA was RMB1,418.9 million, representing a 66.5% YoY growth. For the fourth quarter of 2021, revenue increased by 41.4% YoY to RMB781.7 million. Net income was RMB114.7 million. Adjusted EBITDA increased by 68.8% YoY to RMB404.2 million.

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Capacity continued to grow at healthy pace, total capacity increased by 85MW to 673MW with inclusion of 4 new under construction projects. Four new projects, located in Greater Beijing region and Malaysia serving the new Chinese cloud service provider client and the overseas business of the anchor client respectively, were put under construction in the fourth quarter, bringing an additional 85MW to total capacity to reach 673MW.

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Delivery and ramp-up remained on track. An additional 70MW was put into service in the fourth quarter in Hebei campus of the Company to support the business of the anchor client, bringing the total in-service capacity to 440MW. Utilized capacity increased by 36MW to 304MW, representing a YoY 37.6% growth, contributed by projects in Greater Beijing region. Overall utilization ratio remained healthy at 69% by end of fourth quarter.

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Net additional commitment of 96MW received to support new and existing clients’ growth. Total contracted and indication of interest (“IOI”) capacity increased by 96MW in the fourth quarter, contributed by the inclusion of four new under construction projects, as well as an additional 15MW IOI capacity from the anchor client for an existing under construction project.

Management Quote

Mr. Huapeng Wu, newly appointed CEO of Chindata Group, commented, “Firstly of all, I would like to extend my gratitude to the Board of Directors for their recognition and trust. We are confident in providing customers with superior services, providing employees with better opportunities, and creating more long period value for our shareholders. Going forward, Chindata will continue to focus on its core IDC business, in areas such as key computing nodes under the China’s new "East Data West Computing" initiatives, overseas business development, and renewable energy development. We will sharpen our focus on the needs of customers by continuously improving products and solutions, and strengthen our position as the leader of Asia’s hyperscale data centers”

Mr. Dongning WANG, Chief Financial Officer of Chindata Group, commented, “Once again, we are delivering outstanding performance, with both our full year revenue and adjusted EBITDA exceeding the upper limit of the guidance range by 0.8% and 1.5% respectively. Furthermore, net income turned positive for the year 2021 and recorded a margin of 11.1%, again demonstrating the efficiency that we are enjoying under our hyperscale model and the credible fundamentals of the Company. Our guidance range for revenue and adjusted EBITDA in 2022 imply 44.5% and 46.5% YoY growth at mid-point, which is another example of our solid confidence in the business going forward. We are also in constant progress of pursuing diversified financing channels to support the healthy development of the Company and we look forward to sharing more information in the future.”

Business Highlights

Asset Overview

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Total Capacity. Total Capacity continued to grow at steady pace. Total capacity increased by 85MW to 673MW by end of the fourth quarter of 2021, a 37.6% YoY growth. (vs.588MW in FY21Q3, 489MW in FY20Q4).

o

In-service capacity. In-service capacity increased by 70MW to 440MW, a 51.2% YoY growth (vs. 370MW in FY21Q3, 291MW in FY20Q4), mainly contributed by CN11-C, a Greater Beijing region project put into service during the quarter supporting the business of the anchor client.

o

Under Construction capacity. Under construction capacity was 233MW by end of the fourth quarter of 2021 (vs.218MW in FY21Q3, 198MW in FY20Q4). Four new under construction projects (MY06-1&2, CN16, CN17) were added to the Company’s asset portfolio in the fourth quarter with a total capacity of 87MW. These projects, located in Malaysia and Greater Beijing region respectively, will be supporting the overseas business of the anchor client and the recently won Chinese cloud service provider client and are scheduled to be delivered starting from the fourth quarter of 2022.

•	Contracted and IOI capacity. The Company received commitment from both new and existing clients in the fourth quarter to support their growth.
o

Total contracted and IOI capacity increased by 96MW during the fourth quarter to reach 589MW, a 37.3% YoY growth (vs. 493MW in FY21Q3, 429MW in FY20Q4). The growth was contributed by the inclusion the new under construction projects with full IOI commitment (MY06-1&2: 60MW, CN16:14MW, CN17:14MW), as well as an additional 15MW IOI commitment from the anchor client for one of its existing under construction project (CN15) in Greater Beijing region. As a recent development, a total of 52MW IOI commitment for CN15 was fully contracted, which demonstrates our long standing and solid relations with our anchor client.

o

Commitment ratio remained healthy for the Company’s asset portfolio. Contracted & IOI ratio for in-service capacity was 87% by end of fourth quarter 2021 (vs. 88% by end of FY21Q3, 92% by end of FY20Q4). Contracted & IOI ratio for under construction capacity was 88% by end of fourth quarter (vs. 76% by end of FY21Q3, 82% by end of FY20Q4).

•	Utilized capacity. Ramp up remained on track during the quarter. Total utilized capacity increased by 36MW to 304MW, a 37.6% YoY growth (vs. 268MW by end of FY21Q3, 221MW by end of FY20Q4).
o	Additional utilized capacity of 36MW was contributed by projects in Greater Beijing region. (CN08, N09, CN11-A, B, C)
o	Utilized ratio was 69% by end of fourth quarter 2021 (vs. 72% by end of FY21Q3, 76% by end of FY20Q4). QoQ change was mainly due to the inclusion of new project in early ramp up stage.

New Senior Management Team in Place

On February 25, 2022, the board of directors of the Company appointed Mr. Huapeng Wu to serve as director and the CEO of the Company. Huapeng has served as President of Chindata China since 2019. The Board has gone through a thorough search process and thought highly of Huapeng’s performance in the past three years. As quoted in the appointment announcement, “He (Huapeng) brought in a series of strategic customers and projects, and successfully established solid relationships with local government and our partners in the data center ecosystem. He is the best fit as the Group’s new CEO, as no one else has better strategic thinking, industry resources or understanding of the company and team than him. We are highly confident that under his leadership, Chindata Group’s business will be more diversified, its culture will be more open, its foundation will be more solid, so that Chindata Group can cement its position as the leading data center platform in Asia-Pacific emerging markets.” Before joining Chindata Group, Mr. Wu was the founder of iTechClub and founder and headmaster of the 1024 Academy, which are the preeminent platforms that helped bring together top technology executives for training and idea exchanges. From 2007 to 2013, Mr. Wu also served as Vice President of Phoenix New Media and CTO of Ifeng.com.

On March 4, 2022, the Company announced the appointment of its new President, COO and CTO. Ms. Qian Xiao (Sandy), who has served as the COO of the Company since August 2019 and as director since July 2019, was appointed as President of Chindata Group. Mr. Xinyue Fan (Eric), who has served as our VP of Business Operation, was appointed as COO of the Company. Mr. Binghua Zhang, who served as technical director, senior director, general manager of system department and IDC engineering department in Baidu from 2010 to 2022, joined the Company recently and was appointed as CTO of the Company.

With the recent appointment, a senior management team composed of CEO, President, COO, CTO and CFO is now in place and in good shape, putting the Company in a better position to keep up with its healthy and steady development.

On View over Data Center Industry & Market

The Company believes there is a huge opportunity for hyperscale data centers in the APAC emerging markets. Much of this demand is expected to come from international digital technology giants, cloud computing, and Chinese digital technology companies that are succeeding with their business expansion in the region. With an increasingly stable and market-oriented regulatory environment in the region, the Company’s existing and expanding capacity in this region has positioned it with a first-mover advantage to seize these market opportunities.

On domestic market and from a medium- to long-term perspective, the Company expects that the recently announced “East Data West Computing” will shape industry and market landscape in a manner that is favorable for its business. This policy, a highly viable strategic developed under the grand strategic theme of carbon neutrality and digital economy development of China, aims to address the increasing disparity between insufficient energy supply and computing power demand in densely populated areas of eastern first-tier cities, as well as low energy efficiency and insufficient renewable energy usage. The policy is expected to redirect most of the future computing power demand to areas in the western part of the country where renewable energy supply is abundant. The Company holds the view that goals of this policy are highly consistent with its long-standing views on the nature of the data center business, which at the core is "to efficiently convert green electric power into computing power." As the demand for data centers in the future shifts toward the computing hubs as designated under the "East Data West Computing" policy, the Company sees significant advantages offered by its existing deployment, namely its Zhangjiakou campus, which is right in the Beijing-Tianjin-Hebei computing hub as designed by the policy, and Datong campus, which is enjoying extreme geographic proximity to the Beijing-Tianjin-Hebei computing hub, and its layout under planning in Qingyang city, Gansu Province, another cluster as designated in the policy.

Further on domestic market, although macro economy and supply chain issues are laying impact on market demand, Chindata has its unique highlights. Its anchor customer continues to grow its businesses through new business initiatives such as public cloud and through international market expansion, while the Company’s unique capabilities in supply, resources, technical know-how and efficiency are increasingly being recognized by more customers in various industries, which is likely driving increased demands from a broader range of customers.

On Key Competitive Advantages in Chindata

The Company continues to see several major advantages in its hyperscale business model, characterized by full-stack solution, early energy-abundant region layout, high quality client profile, credible asset and long term contract. Under this model, Chindata is offering customized full-stack solution capabilities covering product design, technical solutions, development & construction, supply chain management, and operation and maintenance management, making itself an efficient developer and operator of the IDC business. Secondly, its early site selection principle of “proximity to energy supply”, under the guidance of “to efficiently convert electric power to computing power”, has led to the majority of its data centers in China located in self-built campus right in or around the Beijing-Tianjin-Hebei computing hub as designated under the “East Data West Computing” policy. Thirdly, the Company enjoys close customer relationships with digital leaders in the international or domestic markets. The healthy development of these clients, is in-turn, bringing the Company long-term, steady and sizable demand. Finally, the Company maintains a high asset ownership under such model. More than 92% of its data center assets are self-owned, with solid asset valuations. Further to such credible asset portfolios, the Company’s contract with its clients are long term based, as most of the company's contracts are ten-year contracts, providing a high degree of business certainty.

Regarding its development in APAC emerging markets, the Company also sees in itself advantages including local business capabilities, current site selection and a domestic business model replicable for overseas business. On localization, the Company has a local team in the APAC regions that is capable of customer management, project development, campus operation and government relations, etc., ensuring business development with best local practice. Secondly, as the Company is pursuing development in the APAC emerging market, it has selected sites for data center in neighboring countries of Singapore, where land and energy are abundant, cost is relatively low and latency not being an obstacle, so as to accommodate the demand in the region with Singapore at the core. Lastly, hyperscale business model in domestic market is replicable for overseas business, thanks to the in-house design and modular capability. Meanwhile, the close customer relationships established in domestic market has enabled Chindata to further support the overseas business of its client.

Importantly, the Company has been operating its business in a green and energy-efficient manner and will continue to do so. Chindata owns strong energy integration capabilities and can offer comprehensive energy solutions that cover power generation, transmission and distribution. It is also in possession of and is further developing its R&D capabilities in green power development, energy storage and energy efficiency, and it has been maintaining average PUE of 1.2 constantly. On top of these and with the energy-abundant region layout as the cornerstone, Chindata is in good position to further execute its “local generation local consumption” plan through partnership and to establish long term green energy procurement arrangement with relevant parties.

Growth Plan

With such market assessment, Chindata will continue to leverage on its competitive advantages to execute the growth plan through:

Deepening presence in APAC emerging market

On top of our existing 20MW in-service capacity in the region in Malaysia (MY0102), Chindata has another 96MW capacity under construction in Malaysia and India by end of 2021. At the same time, Chindata is also negotiating and evaluating a number of other potential projects.

Further Advancing domestic layout under “East Data West Computing” policy

The Company’s rationale behind its domestic layout since established is quite in line with the idea of the latest policy, and has therefore established sizable capacity in or around those key computing hubs. The Company’s first presence in Zhangjiakou city can be traced back to 2017. Over the last five years, Chindata has established its computing infrastructure in Zhangjiakou to accommodate the demand in the Beijing-Tianjin-Hebei region. Zhangjiakou city is now the designated cluster in the Beijing-Tianjin-Hebei computing hub, where Chindata owns a total capacity of 268MW. Chindata has also made an early presence in Datong city, Shanxi Province, and owns a total capacity of 210MW there. These capacity and other reserve the Company own in these regions can be conveniently converted into more hyperscale data centers going forward to meet the growing demand from various customers, in particular the anchor customer.

Chindata also initiated its site selection process for potential computing infrastructure development in western China in as early as 2020. Since then, we have established healthy working relationship with local government of Qingyang City, Gansu Province, which is now the designated cluster in the Gansu computing hub under the policy. Chindata is currently planning to acquire 300 acres of land for the development of hyperscale computing infrastructure cluster in the region in the next 3 to 5 years.

Expanding Geographical Resources and Client Base through Active Acquisition and JV Partnership

With entrance requirements becoming more stringent, Chindata expects those old, inefficient medium-small sized data centers will become increasingly less competitive, which will help market prices in the IDC sector return to reasonable levels. Once this happens, more acquisition opportunities shall be available and Chindata can leverage its capital reserve, technical know-how, and superior leading client profile to actively pursue and negotiate potential opportunities that can provide synergy to its geological layout, client base, and business model, so as to generate additional value for our long term development.

Obtaining Renewable Energy through Diversified Approaches

In the energy abundant region, Chindata plans to stick with the “local generation, local consumption” approach. With its datacenters in these energy abundant region as the leverage, the Company will introduce strategic partner into the region to conduct local power generation, while the Company will assume the role of local power consumption. Along with this, the Company will further strengthen its in-house R&D capabilities and improve energy efficiency and energy storage. Meanwhile, Chindata will cooperate with green energy enterprises and the Grid for long term green energy procurement arrangement.

Commitment to Operating Efficiency and Robust Performance

Under the growth plan, Chindata’s dedicated commitment to all of its customers and stakeholders remain unchanged, which are to be the leading industry player in operational efficiency, project delivery, cost management, energy efficiency and emission reductions, and to deliver outstanding asset return. Financially, the Company has been delivering financial results that are beyond market expectations for six consecutive quarters since its IPO in 2020. The Company expects such momentum in business and financials to continue in 2022, and is highly confident in its business and financial prospects going forward.

Fourth Quarter and Full Year 2021 Financial Results Summary

TOTAL REVENUES

Total revenues in the fourth quarter of 2021 increased by 41.4% to RMB781.7 million (US$122.7 million) from RMB553.0 million in the same period of 2020, primarily driven by the robust growth of the Company’s colocation services.

For full year 2021, total revenues increased by 55.8% to RMB2,852.3 million (US$447.6 million) from RMB1,831.1 million in the same period of 2020.

COST OF REVENUE

In line with the Company’s revenue growth, total cost of revenue in the fourth quarter of 2021 increased by 33.1% to RMB435.2 million (US$68.3 million) from RMB326.9 million in the same period of 2020, mainly driven by increases in utility costs, and depreciation and amortization expenses.

For fiscal year 2021, total cost of revenue increased by 50.5% to RMB1,652.7 million (US$259.3 million) from RMB1,098.3 million in the same period of 2020.

GROSS PROFIT

Gross profit in the fourth quarter of 2021 increased by 53.2% to RMB346.5 million (US$54.4 million) from RMB226.1 million in the same period of 2020. Gross margin in the fourth quarter of 2021 was 44.3%, compared with 40.9% in the same period of 2020.

For fiscal year 2021, gross profit increased by 63.7% to RMB1,199.6 million (US$188.2 million) from RMB732.8 million in the same period of 2020. Gross margin in fiscal year 2021 was 42.1%, compared to 40.0% in the same period of 2020.

OPERATING EXPENSES

Total operating expenses in the fourth quarter of 2021 decreased by 22.6% to RMB125.0 million (US$19.6 million) from RMB161.4 million in the same period of 2020.

For fiscal year 2021, total operating expenses decreased by 25.6% to RMB524.5 million (US$82.3 million) from RMB704.6 million in the same period of 2020.

•Selling and marketing expenses in the fourth quarter of 2021 decreased by 32.3% to RMB18.7 million (US$2.9 million) from RMB27.6 million in the same period of 2020, primarily due to lower share-based compensation expense. For fiscal year 2021, selling and marketing expenses decreased by 9.5% to RMB89.7 million (US$14.1 million) from RMB99.1 million in the same period of 2020, primarily due to lower share-based compensation expense.

•General and administrative expenses in the fourth quarter of 2021 decreased by 24.4% to RMB91.5 million (US$14.4 million) from RMB121.0 million in the same period of 2020, primarily due to lower share-based compensation expense. For fiscal year 2021, general and administrative expenses decreased by 36.3% to RMB359.5 million (US$56.4 million) from RMB564.3 million in the same period of 2020, primarily due to lower share-based compensation expense.

•Research and development expenses in the fourth quarter of 2021 increased by 15.4% to RMB14.8 million (US$2.3 million) from RMB12.9 million in the same period of 2020, primarily due to higher personnel costs as the Company continued to invest in its research and development initiatives to further enhance its service offerings. For fiscal year 2021, research and development expenses increased by 83.0% to RMB75.3 million (US$11.8 million) from RMB41.2 million in the same period of 2020, primarily due to higher personnel costs as the Company continued to invest in its research and development initiatives to further enhance its service offerings.

OPERATING INCOME

As a result of the foregoing, operating income in the fourth quarter of 2021 increased by 242.3% to RMB221.5 million (US$34.8 million) from RMB64.7 million in the same period of 2020. Operating income margin in the fourth quarter of 2021 was 28.3%, compared with 11.7% in the same period of 2020.

For fiscal year 2021, operating income increased by 2291.8% to RMB675.1 million (US$105.9 million) from RMB28.2 million in the same period of 2020. Operating income margin in fiscal year 2021 was 23.7%, compared to 1.5% in the same period of 2020.

NET INCOME

Net income in the fourth quarter of 2021 was RMB114.7 million (US$18.0 million), compared to net loss of RMB27.1 million in the same period of 2020. Net income margin in the fourth quarter of 2021 was 14.7%, compared with -4.9% in the same period of 2020.

For fiscal year 2021, net income was RMB316.4 million (US$49.7 million), compared with net loss of RMB283.3 million in the same period of 2020. Net income margin in fiscal year 2021 was 11.1%, compared to -15.5% in the same period of 2020.

EARNINGS PER ADS

Basic and diluted earnings per American Depositary Share ("ADS") in the fourth quarter of 2021 were RMB0.32 (US$0.06). Basic and diluted earnings per share were RMB0.16 (US$0.03). Each ADS represents two of the Company's Class A ordinary share.

For fiscal year 2021, basic and diluted earnings per American Depositary Share ("ADS") were RMB0.88 (US$0.14) and RMB0.86 (US$0.14) respectively. Basic and diluted earnings per share were RMB0.44 (US$0.07) and RMB0.43 (US$0.07) respectively.

ADJUSTED EBITDA

Adjusted EBITDA in the fourth quarter of 2021 increased by 68.8% to RMB404.2 million (US$63.4 million), from RMB239.4 million in the same period of 2020. Adjusted EBITDA is defined as net (loss) income excluding depreciation and amortization, net interest expenses, income tax expenses, share-based compensation, management consulting services fee, change in fair value of financial instruments, foreign exchange gain (loss) and non-cash operating lease cost relating to prepaid land use rights.

Adjusted EBITDA margin in the fourth quarter of 2021 was 51.7%, compared with 43.3% in the same period of 2020 and 49.7% in the third quarter of 2021.

For fiscal year 2021, Adjusted EBITDA increased by 66.5% to RMB1,418.9 million (US$222.7 million), from RMB852.2 million in the same period of 2020. Adjusted EBITDA margin in fiscal year 2021 was 49.7%, compared with 46.5% in the same period of 2020.

ADJUSTED NET INCOME

Adjusted net income in the fourth quarter of 2021 increased by 146.5% to RMB142.9 million (US$22.4 million), compared with RMB58.0 million in the same period 2020. Adjusted net income is defined as net (loss) income excluding share-based compensation, management consulting services fee, and depreciation and amortization of property and equipment and intangible assets resulting from business combination, as adjusted for the tax effects on Non-GAAP adjustments.

Adjusted net income margin in the fourth quarter of 2021 was 18.3%, compared with 10.5% in the same period of 2020 and 15.1% in the third quarter of 2021.

For fiscal year 2021, Adjusted net income increased by 172.9% to RMB477.2 million (US$74.9 million), from RMB174.9 million in the same period of 2020. Adjusted net income margin in fiscal year 2021 was 16.7%, compared with 9.5% in the same period of 2020.

BALANCE SHEET

As of December 31, 2021, the Company had cash and cash equivalents and restricted cash of RMB5.2 billion (US$822.4 million), compared to cash and cash equivalents and restricted cash of RMB6.9 billion as of December 31, 2020.

2022 Full Year Business Outlook

Taking numerous factors into consideration, the Company sets its guidance for full year 2022 as follows.

TOTAL REVENUES

•	RMB4,070 million – RMB4,170 million, a 42.7-46.2% increase over full year 2021

ADJUSTED EBITDA

•	RMB2,040 million – RMB2,120 million, a 43.7-49.3% increase over full year 2021

These forecasts reflect the Company’s current and preliminary views on the market and operational conditions, which are subject to change.

Conference Call Information

The Company will hold a conference call on Thursday, March 10, 2022, at 7:00 A.M. Eastern Time (or 8:00 P.M. Beijing Time on the same day) to discuss the financial results.

In advance of the conference call, all participants must use the following link to complete the online registration process to receive a unique registrant ID and a set of participant dial-in numbers to join the conference call.

Conference ID:	1710978
Registration Link:	http://apac.directeventreg.com/registration/event/1710978

The replay will be accessible through March 18, 2021, by dialing the following numbers:

United States Toll Free:	+1-855-452-5696
International:	+61-2-8199-0299
Mainland China:	4006-322162
Hong Kong:	800-963117
Conference ID:	1710978

A live and archived webcast of the conference call will also be available at the Company's investor relations website at https://investor.chindatagroup.com/

Investor Presentation and Supplemental Financial Information

The Company has made available on its website a presentation designed to accompany the discussion of Chindata Group's results and future outlook, along with certain supplemental financial information and other data. Interested parties may access this information through the Chindata Group Investor Relations website at https://investor.chindatagroup.com/.

About Chindata Group

Chindata Group is a leading carrier-neutral hyperscale data center solution provider in Asia-Pacific emerging markets and a first mover in building next-generation hyperscale data centers in China, India and Southeast Asia markets, focusing on the whole life cycle of facility planning, investment, design, construction and operation of ecosystem infrastructure in the IT industry. Chindata Group provides its clients with business solutions in major countries and regions in Asia-Pacific emerging markets, including asset-heavy ecosystem chain services such as industrial bases, data centers, network and IT value-added services.

Chindata Group operates two sub-brands: "Chindata" and "Bridge Data Centres". Chindata operates hyper-density IT cluster infrastructure in the Greater Beijing Area, the Yangtze River Delta Area and the Greater Bay Area, the three key economic areas in China, and has become the engine of the regional digital economies. Bridge Data Centres, with its top international development and operation talents in the industry, owns fast deployable data center clusters in Malaysia and India, and seeks business opportunities in other Asia-Pacific emerging markets.

Use of Non-GAAP Financial Measures

To supplement Chindata Group’s consolidated financial results presented in accordance with U.S. GAAP, Chindata Group uses adjusted EBITDA, adjusted EBITDA margin, adjusted net income and adjusted net income margin as non-GAAP financial measure. The presentation of the non-GAAP financial measure is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP.

The Company believes that these non-GAAP financial measures provide useful information to investors and others in understanding and evaluating its operating results as they do not include all items that impact its net loss or income for the period, and are presented to enhance investors’ overall understanding of the Company’s financial performance. A limitation of using the non-GAAP financial measure is that the non-GAAP measure exclude certain items that have been and will continue to be for the foreseeable future a significant component in the Company’s results of operations. The non-GAAP financial measure presented here may not be comparable to similarly titled measures presented by other companies. Other companies may calculate similarly titled measures differently, limiting their usefulness as comparative measures to the Company’s data.

Exchange Rate Information

Unless otherwise stated, all translations from Renminbi into U.S. dollars were made at RMB6.3726 to US$1.00, the noon buying rate on December 31, 2021 as set forth in the H.10 statistical release of the Federal Reserve Board. The percentages stated in this press release are calculated based on the RMB amounts.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident,” “potential,” “continue” or other similar expressions. Among other things, the business outlook and quotations from management in this announcement, as well as Chindata Group’s strategic and operational plans, contain forward-looking statements. Chindata Group may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including but not limited to statements about Chindata Group’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: Chindata Group’s goals and strategies; its future business development, financial condition and results of operations; the expected growth and competition of the data center and IT market; its ability to generate sufficient capital or obtain additional capital to meet its future capital needs; its ability to maintain competitive advantages; its ability to keep and strengthen its relationships with major clients and attract new clients; its ability to locate and secure suitable sites for additional data centers on commercially acceptable terms; government policies and regulations relating to Chindata Group’s business or industry; general economic and business conditions in the regions where Chindata Group operates and globally and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in Chindata Group’s filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and Chindata Group undertakes no obligation to update any forward-looking statement, except as required under applicable law.

For Enquiries, Please Contact:

Chindata IR Team

ir@chindatagroup.com

CHINDATA GROUP HOLDINGS LIMITED

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(Amount in thousands of Renminbi (“RMB”) and US dollars (“US$”))

	As of December 31, 2020	As of December 31, 2021
	RMB	RMB	US$
ASSETS
Current assets
Cash and cash equivalents	6,705,612	4,390,293	688,933
Restricted cash	102,598	460,174	72,211
Accounts receivable, net	422,224	661,027	103,730
Value added taxes recoverable	182,982	327,553	51,400
Prepayments and other current assets	176,560	508,276	79,760
Total current assets	7,589,976	6,347,323	996,034
Non-current assets
Property and equipment, net	6,423,830	9,427,591	1,479,395
Operating lease right-of-use assets	635,683	803,544	126,094
Finance lease right-of-use assets	144,615	136,825	21,471
Goodwill and intangible assets, net	793,182	778,683	122,192
Restricted cash	103,253	390,535	61,283
Value added taxes recoverable	357,125	424,011	66,537
Other non-current assets	211,934	400,613	62,865
Total non-current assets	8,669,622	12,361,802	1,939,837
Total assets	16,259,598	18,709,125	2,935,871
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Short-term bank loans and current portion of long-term bank loans	296,913	1,950,525	306,080
Accounts payable	1,186,030	1,701,299	266,971
Current portion of operating lease liabilities	40,131	45,501	7,140
Current portion of finance lease liabilities	4,906	4,765	748
Accrued expenses and other current liabilities	304,960	599,257	94,037
Total current liabilities	1,832,940	4,301,347	674,976
Non-current liabilities
Long-term bank loans	3,892,120	3,526,460	553,379
Operating lease liabilities	204,305	198,806	31,197
Finance lease liabilities	59,986	57,002	8,945
Other non-current liabilities	530,779	510,878	80,168
Total non-current liabilities	4,687,190	4,293,146	673,689
Total liabilities	6,520,130	8,594,493	1,348,665
Shareholders’ equity:
Ordinary shares	46	46	7
Additional paid-in capital	10,510,516	10,646,328	1,670,641
Statutory reserves	82,792	189,700	29,768
Accumulated other comprehensive income	(172,586)	(257,977)	(40,482)
Accumulated deficit	(681,300)	(463,465)	(72,728)
Total shareholders’ equity	9,739,468	10,114,632	1,587,206
Total liabilities and shareholders’ equity	16,259,598	18,709,125	2,935,871

CHINDATA GROUP HOLDINGS LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE (LOSS) INCOME

(Amount in thousands of Renminbi (“RMB”) and US dollars (“US$”))

	For the three months ended				For the years ended
	December 31, 2020	September 30, 2021	December 31, 2021		December 31, 2020	December 31, 2021
	RMB	RMB	RMB	US$	RMB	RMB	US$
Revenue	552,989	740,768	781,729	122,670	1,831,077	2,852,277	447,584
Cost of revenue	(326,874)	(422,885)	(435,233)	(68,298)	(1,098,296)	(1,652,664)	(259,339)
Gross profit	226,115	317,883	346,496	54,372	732,781	1,199,613	188,245
Operating expenses
Selling and marketing expenses	(27,601)	(26,762)	(18,694)	(2,933)	(99,092)	(89,654)	(14,069)
General and administrative expenses	(120,954)	(85,259)	(91,478)	(14,355)	(564,286)	(359,470)	(56,409)
Research and development expenses	(12,864)	(21,454)	(14,842)	(2,329)	(41,175)	(75,344)	(11,823)
Total operating expenses	(161,419)	(133,475)	(125,014)	(19,617)	(704,553)	(524,468)	(82,301)
Operating income	64,696	184,408	221,482	34,755	28,228	675,145	105,944
Interest income	17,317	13,191	11,487	1,803	27,616	58,607	9,197
Interest expense	(59,841)	(79,918)	(68,369)	(10,729)	(238,384)	(294,978)	(46,288)
Foreign exchange (loss) gain	(3,036)	208	(5,516)	(866)	(3,548)	(4,726)	(742)
Changes in fair value of financial instruments	(4,218)	45	(281)	(44)	(12,717)	12,605	1,978
Others, net	(19,968)	5,512	8,807	1,382	(17,201)	24,183	3,795
(Loss) income before income taxes	(5,050)	123,446	167,610	26,301	(216,006)	470,836	73,884
Income tax expense	(22,071)	(45,040)	(52,945)	(8,308)	(67,339)	(154,416)	(24,231)
Net (loss) income	(27,121)	78,406	114,665	17,993	(283,345)	316,420	49,653
(Loss) earnings per share:
Basic	(0.04)	0.11	0.16	0.03	(0.46)	0.44	0.07
Diluted	(0.04)	0.11	0.16	0.03	(0.46)	0.43	0.07
Other comprehensive loss, net of tax of nil:
Foreign currency translation adjustments	(173,959)	(8,546)	(21,301)	(3,343)	(212,597)	(85,391)	(13,400)
Comprehensive (loss) income	(201,080)	69,860	93,364	14,650	(495,942)	231,029	36,253

CHINDATA GROUP HOLDINGS LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(Amount in thousands of Renminbi (“RMB”) and US dollars (“US$”))

	For the three months ended				For the years ended
	December 31, 2020	September 30, 2021	December 31, 2021		December 31, 2020	December 31, 2021
	RMB	RMB	RMB	US$	RMB	RMB	US$
Net (loss) income	(27,121)	78,406	114,665	17,993	(283,345)	316,420	49,653
Depreciation and amortization	116,951	151,940	152,654	23,955	410,694	587,080	92,126
Share-based compensation	75,010	23,578	18,288	2,870	349,846	120,724	18,944
Amortization of debt issuance cost	8,706	9,127	11,917	1,870	33,455	35,808	5,619
Others	32,926	14,394	(17,891)	(2,807)	24,220	452	72
Changes in operating assets and liabilities	11,620	11,338	17,875	2,805	130,040	5,021	788
Net cash generated from operating activities	218,092	288,783	297,508	46,686	664,910	1,065,505	167,202
Purchases of property and equipment and other long-lived assets, net of proceeds from sale of property and equipment	(818,637)	(1,227,388)	(1,108,373)	(173,928)	(2,424,647)	(3,452,962)	(541,845)
Purchase of land use rights	(93,272)	(45,016)	(55,479)	(8,706)	(287,630)	(163,896)	(25,719)
Cash paid for investment and business combination, net of cash acquired	(56,992)	(150,000)	—	—	(56,992)	(150,000)	(23,538)
Purchase of short-term investments	—	(149,487)	(36,021)	(5,652)	—	(285,506)	(44,802)
Sales and maturities of short-term investments	—	—	99,393	15,597	—	99,393	15,597
Net cash used in investing activities	(968,901)	(1,571,891)	(1,100,480)	(172,689)	(2,769,269)	(3,952,971)	(620,307)
Net proceeds from financing activities	4,399,707	327,527	4,810	755	8,188,802	1,293,061	202,909
Net cash generated from financing activities	4,399,707	327,527	4,810	755	8,188,802	1,293,061	202,909
Exchange rate effect on cash, cash equivalents and restricted cash	(235,101)	(42)	(29,908)	(4,695)	(292,820)	(76,056)	(11,936)
Net increase (decrease) in cash, cash equivalents and restricted cash	3,413,797	(955,623)	(828,070)	(129,943)	5,791,623	(1,670,461)	(262,132)
Cash, cash equivalents and restricted cash at beginning of period	3,497,666	7,024,695	6,069,072	952,370	1,119,840	6,911,463	1,084,559
Cash, cash equivalents and restricted cash at end of period	6,911,463	6,069,072	5,241,002	822,427	6,911,463	5,241,002	822,427

CHINDATA GROUP HOLDINGS LIMITED

UNAUDITED RECONCILIATIONS OF GAAP AND NON-GAAP RESULTS

(Amount in thousands of Renminbi (“RMB”) and US dollars (“US$”) except for percentage data)

	For the three months ended				For the years ended
	December 31, 2020	September 30, 2021	December 31, 2021		December 31, 2020	December 31, 2021
	RMB	RMB	RMB	US$	RMB	RMB	US$
Net (loss) income	(27,121)	78,406	114,665	17,993	(283,345)	316,420	49,653
Add: Depreciation and amortization(1)	118,880	153,947	154,661	24,270	415,692	595,107	93,385
Add: Net interest expenses	42,524	66,727	56,882	8,926	210,768	236,371	37,091
Add: Income tax expenses	22,071	45,040	52,945	8,308	67,339	154,416	24,231
Add: Share-based compensation	75,010	23,578	18,288	2,870	349,846	120,724	18,944
Add: Management consulting services fee	—	—	—	—	72,757	—	—
Add: Changes in fair value of financial instruments	4,218	(45)	281	44	12,717	(12,605)	(1,978)
Add: Foreign exchange loss (gain)	3,036	(208)	5,516	866	3,548	4,726	742
Add: Non-cash operating lease cost relating to prepaid land use rights	779	958	966	152	2,860	3,709	582
Adjusted EBITDA	239,397	368,403	404,204	63,429	852,182	1,418,868	222,650
Adjusted EBITDA margin	43.3%	49.7%	51.7%	51.7%	46.5%	49.7%	49.7%

Note:

(1)	Before the deduction of government grants.

	For the three months ended				For the years ended
	December 31, 2020	September 30, 2021	December 31, 2021		December 31, 2020	December 31, 2021
	RMB	RMB	RMB	US$	RMB	RMB	US$
Net (loss) income	(27,121)	78,406	114,665	17,993	(283,345)	316,420	49,653
Add: Depreciation and amortization of property and equipment and intangible assets resulting from business combination	12,322	12,220	12,190	1,913	49,424	48,945	7,681
Add: Share-based compensation	75,010	23,578	18,288	2,870	349,846	120,724	18,944
Add: Management consulting services fee	—	—	—	—	72,757	—	—
Add: Tax effects on non-GAAP adjustments(1)	(2,231)	(2,205)	(2,200)	(345)	(13,832)	(8,840)	(1,387)
Adjusted Net Income	57,980	111,999	142,943	22,431	174,850	477,249	74,891
Adjusted Net Income margin	10.5%	15.1%	18.3%	18.3%	9.5%	16.7%	16.7%

Note:

(1)

Tax effects on non-GAAP adjustments primarily comprised of tax effects relating to depreciation and amortization of property and equipment and intangible assets resulting from business combination, and management consulting services fee.